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                              March 19, 2024

       Linda Wang
       Chief Executive Officer
       Akso Health Group
       Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building
       No. 44, Moscow Road , Qianwan Bonded Port Area
       Qingdao Pilot Free Trade Zone, China (Shandong)

                                                        Re: Akso Health Group
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2023
                                                            Filed July 14, 2023
                                                            File No. 001-38245

       Dear Linda Wang:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report on Form 20-F

       Item 3: Key Information, page 1

   1. Please amend to disclose prominently that you are not a Chinese operating company but a
                                                        Cayman Islands holding
company with operations conducted by your subsidiaries, and
                                                        within the last fiscal
year, through the former variable interest entities based in China.
                                                        Also disclose that this
structure involves unique risks to investors. If true, disclose that these contracts
relating to the variable interest entities have not been tested in court.
                                                        Explain whether the
former variable interest entity structure was used to provide investors with exposure to
foreign investment in China-based companies where Chinese law prohibits direct
foreign investment in the operating companies, and disclose that investors may never hold equity
interests in the Chinese operating company. Your disclosure should acknowledge that
Chinese regulatory authorities could disallow your holding company structure, which would
likely result in a material change in your operations and/or a
                                                        company   s securities,
including that it could cause the value of such securities to significantly decline
or become worthless. Provide a cross reference to your detailed
 Linda Wang
Akso Health Group
March 19, 2024
Page 2
         discussion of risks facing the company as a result of this holding company structure.
2. We note your disclosure that your operations are subject to PRC laws and regulations and your cross reference to risk factors detailing the risk of doing business in the PRC. Please provide prominent disclosure that there are legal and operational risks associated with
         being based in or having the majority of the company   s operations in
China. Your
         disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address
         how recent statements and regulatory actions by China   s government,
such as those
         related to the use of variable interest entities and data security or anti-monopoly concerns,
         have or may impact the company   s ability to conduct its business,
accept foreign
         investments, or list on a U.S. or other foreign exchange.
3. Please amend to discuss the applicable laws and regulations in Hong Kong, and/or Macau, as applicable, as well as the related risks and consequences, including (as applicable and without limitation) enforceability of civil liabilities in Hong
Kong/Macau and China   s
         Enterprise Tax Law. Please also disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong/Macau have or may impact the
company   s ability
         to conduct its business, accept foreign investment or list on a U.S./foreign exchange.
4. We note your disclosure on how cash is transferred through your organization and dividends or distributions made to your company. Please amend to affirmatively disclose if you settled amounts owed under the former VIE agreements. Please also provide a condensed consolidating schedule and cross references to such schedule and the consolidated financial statements, and disclose where your annual dividend policy is memorialized.
5. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC or Hong
         Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the
         PRC government to transfer cash or assets. In this regard, we note that Item 3 currently contain some of this disclosure but its limited to a specific entity and Hong Kong. Please revise as applicable.
6. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, or investors, summarize the policies, and disclose the
FirstName LastNameLinda Wang
       source of such policies (e.g., whether they are contractual in nature, pursuant to
Comapany   NameAkso
       regulations, etc.);Health Group state that you have no such cash management policies that alternatively,
March dictate
       19, 2024how  funds
                 Page  2 are transferred.
FirstName LastName
 Linda Wang
FirstName  LastNameLinda Wang
Akso Health  Group
Comapany
March      NameAkso Health Group
       19, 2024
March3 19, 2024 Page 3
Page
FirstName LastName
7. We note that during this reporting period and fiscal year, the company used variable interest entities. Please amend to disclose clearly that the company used a structure that involved a VIE based in China and what that entailed, and provide early in the summary a
         diagram of the company   s corporate structure, identifying the person
or entity that owns
         the equity in each depicted entity. Please add a footnote or other narrative disclosure to explain the dissolution of your former VIEs. Describe all contracts and arrangements through which you claimed to have economic rights and exercise control that resulted in
         consolidation of the VIE   s operations and financial results into
your financial statements.
8. In describing the former VIE, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.
         Additionally, your amended disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Lastly, refrain from using terms
such as    we    or
            our    when describing activities or functions of a VIE.
9. Please amend to include a summary of risk factors. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority
         of the company   s operations in China poses to investors. In
particular, describe the
         significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         With each summary risk factor, please also include a specific cross-reference (title and page number) to the relevant individual detailed risk factor.
10. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please amend to provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the
         VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the
 Linda Wang
Akso Health Group
March 19, 2024
Page 4
         VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Permissions Required from the PRC Authorities for the Operations and Securities Offerings..., page 1

11. We note your disclosure that "all of our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries, including, business licenses, a Class II Medical Device Selling Record Certificate and a Class III Medical
         Device Operation License." The disclosure here should not be qualified by materiality.
         Please make appropriate revisions to your disclosure.
Item 3.D: Risk Factors, page 5

12.    Given the Chinese government   s significant oversight and discretion
over the conduct and
       operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
       based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you
       that, pursuant to federal securities rules, the term    control
(including the terms
          controlling,       controlled by,    and    under common control with
  ) means    the possession,
FirstName LastNameLinda Wang
       direct or indirect, of the power to direct or cause the direction of the management and
Comapany    NameAkso
       policies         Health
                of a person,     Groupthrough the ownership of voting
securities, by contract, or
                              whether
March otherwise.
       19, 2024 Page 4
FirstName LastName
 Linda Wang
FirstName  LastNameLinda Wang
Akso Health  Group
Comapany
March      NameAkso Health Group
       19, 2024
March5 19, 2024 Page 5
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact
Jenna Hough at 202-551-3063 or Donald Field at 202-551-3680 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Joan Wu